[Letterhead of Cohen & Steers, Inc.]

November 9, 2009

VIA EDGAR

Re:	Cohen & Steers, Inc.
Registration Statement on Form S-3
File No. 333-161230

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cohen & Steers, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Washington, D.C. time, on November 12, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Joshua Ford Bonnie of Simpson Thacher & Bartlett LLP, at (212) 455-3986.

Very truly yours,

Cohen & Steers, Inc.

By:	/S/ SALVATORE RAPPA
Name: Salvatore Rappa
Title: Senior Vice President and Associate General Counsel